UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Removal of a First-tier Subsidiary (Woori Global Asset Management)

On January 23, 2024, Woori Financial Group Inc. (“Woori Financial Group”) disclosed that as a result of the merger of Woori Global Asset Management Co., Ltd. (“Woori Global Asset Management”), a wholly-owned first-tier subsidiary of Woori Financial Group, with and into Woori Asset Management Corp., another first-tier subsidiary of Woori Financial Group, Woori Global Asset Management is no longer a first-tier subsidiary of Woori Financial Group. Consequently, the total number of first-tier subsidiaries of Woori Financial Group has decreased from 15 to 14.

Key Details of Woori Global Asset Management

1.	Primary area of business: Asset management and related businesses

2.	Key financial figures as of December 31, 2022 (each on a consolidated basis, in millions of KRW):

1)	Total assets: 34,988

2)	Total liabilities: 7,090

3)	Total stockholders’ equity: 27,898

4)	Capital stock: 20,000

3.	Proportion of Woori Global Asset Management’s equity to Woori Financial Group’s total non-consolidated assets as of December 31, 2022, before removal as a first-tier subsidiary: 0.13%

4.	Date of removal as a first-tier subsidiary: January 23, 2024 (merger date)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: January 23, 2024	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President